EXHIBIT 99.1



Cleco Corp.
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318.484.7400
www.cleco.com

NEWS RELEASE

Analyst Contact:
Cleco Corp.
Russell Davis
(318) 484-7501
Russell.Davis@cleco.com

Investor Contact:
Cleco Corp.
Rodney Hamilton
(318) 484-7593
Rodney.Hamilton@cleco.com

Media Contact:
Cleco Corp.
Fran Phoenix
(318) 484-7467

For Immediate Release

Cleco Corp. Posts 2011 First-Quarter Earnings of $29.0 Million or $0.48 Per Diluted Share; Company Reaffirms 2011 Earnings Guidance and Increases Common Stock Dividend

- **2011 First Quarter Operational Earnings of $28.6 Million or $0.47 Per Diluted Share [1]**
- **2011 Operational Earnings Guidance of $2.25 - $2.35 Per Diluted Share Reaffirmed**

PINEVILLE, La., May 4, 2011 – Cleco Corp. (NYSE: CNL) today announced results for the first quarter of 2011.

"We had a positive first quarter, and the year is off to a good start," said Mike Madison, president and CEO of Cleco Corp. "Our first-quarter results reflect the impact of a full quarter with our new retail rates and the return of more normal weather compared to the unusually cold winter we had this time last year."

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[1] See "Consolidated Earnings – Reconciliation of GAAP to Non-GAAP Measures" for a reconciliation of operational diluted earnings per share (Non-GAAP) to diluted earnings per share applicable to common stock (GAAP)

"Last week we closed the sale of Acadia Unit 2 to Entergy Louisiana, LLC ("Entergy") for approximately $300 million. As we own 50 percent of Acadia through Cleco Midstream, we received approximately $150 million of the sale proceeds," said Madison. "These proceeds were used to pay off our $150 million bank-term loan at the holding company."

"Our balance sheet is in great shape," Madison continued. "We extracted maximum value from Acadia and could not be more pleased with the full outcome of our investment in Acadia."

"The completion of the sale transaction with Entergy in addition to the major projects we completed in 2010 have led to two consecutive annual increases in our common stock dividend," said Madison. "These dividend increases support our goal to deliver an average total shareholder return of 8 percent to 10 percent per year through 2014."

Dividend:

On April 29, 2011, the board of directors of Cleco Corp. declared a dividend of $0.28 per share of common stock payable on May 16, 2011. The 12 percent increase will result in an annual dividend rate of $1.12 per share of Cleco common stock.

Earnings Guidance:

Cleco is reaffirming its 2011 consolidated operational earnings in the range of $2.25 - $2.35 per diluted share. The 2011 consolidated operational earnings estimate assumes normal weather for the last three quarters of the year and excludes adjustments related to company- and trust-owned life insurance (COLI/TOLI) policies and the expected gain in the range of $0.53 - $0.59 per diluted share relating to the Acadia Unit 2 transaction. Please refer to "Operational Earnings Adjustments" in this news release for a description of these adjustments and for the impact of COLI/TOLI on the company's earnings per diluted share in the first quarters of 2011 and 2010.

Consolidated Earnings - Reconciliation of GAAP to Non-GAAP Measures

	Diluted Earnings Per Share			
	Three months ended March 31			
Subsidiary	**2011**		**2010**	
Cleco Power LLC	$	0.49	$	0.53
Cleco Midstream Resources LLC (excluding gains from the Evangeline and Acadia Unit 1 transactions)		(0.01)		(0.03)
Corporate and Other[1]		(0.01)		0.05
Operational diluted earnings per share (Non-GAAP)		0.47		0.55
Adjustments[2]		0.01		1.93
Diluted earnings per share applicable to common stock	$	0.48	$	2.48

GAAP refers to United States generally accepted accounting principles.

[1] Includes dividends on preferred stock
[2] Refer to "Operational Earnings Adjustments" in this news release

Financial Highlights:

First Quarter 2011

- Cleco reports first-quarter earnings applicable to common stock of $29.0 million or $0.48 per diluted share compared to $150.0 million or $2.48 per diluted share for the first quarter of 2010.

Quarter-Over-Quarter Operational Earnings Per Share Reconciliation:

$ 0.55	**2010 first-quarter diluted operational earnings per share**
0.21	Non-fuel revenue
0.01	Energy hedging, net
(0.12)	Other expenses, net
(0.16)	AFUDC (allowance for funds used during construction)
0.02	Income taxes
$ (0.04)	**Cleco Power results**
0.02	**Cleco Midstream results**
(0.06)	**Corporate results**
$ 0.47	**2011 first-quarter diluted operational earnings per share**
0.01	**Adjustments[1]**
$ 0.48	**Reported GAAP diluted earnings per share**

[1]Refer to "Operational Earnings Adjustments" in this news release

Cleco Power

- **Non-fuel revenue increased earnings by $0.21 per share compared to the first quarter of 2010**. The impact of the retail base rate increases that became effective in February 2010, which included Madison Unit 3 and Acadia Unit 1, contributed approximately $0.39 per share, while higher mineral lease payments and other miscellaneous revenue contributed $0.02 per share. Partially offsetting these increases was $0.20 per share of lower electric sales, generally resulting from milder winter weather.

- **Absence of unfavorable results from energy hedging positions that were tied to a fixed-price wholesale contract during 2010 increased earnings by $0.01 per share in the first quarter of 2011.**

- **Other expenses, net, were $0.12 per share higher compared to the first quarter of 2010** primarily due to $0.06 per share of higher operating and maintenance expenses and $0.05 per share of higher depreciation expense both primarily resulting from Madison Unit 3 being placed in service and the acquisition of Acadia Unit 1 both in the first quarter of 2010. Interest charges increased $0.04 per share primarily due to the November 2010 issuance of $250.0 million senior notes. These increases were partially offset by $0.03 per share of lower capacity payments made during the first quarter of 2011 primarily due to the commencement of commercial operations at Madison Unit 3 and the acquisition of Acadia Unit 1.

- **AFUDC, primarily associated with the first quarter 2010 completion of Madison Unit 3, reduced earnings by $0.16 per share compared to the first quarter of 2010.** The equity portion of AFUDC primarily associated with the Madison Unit 3 project decreased earnings $0.13 per share, while the debt portion of AFUDC decreased earnings $0.03 per share compared to the first quarter of 2010.

- **Lower income taxes increased earnings by $0.02 per share compared to the first quarter of 2010** as a result of the absence in 2011 of $0.03 per share of tax expense resulting from healthcare legislation changes affecting Medicare Part D and a $0.04 per share lower adjustment to record taxes at the annual projected effective tax rate in 2011. This was partially offset by the absence in 2011 of the $0.05 per share reduction in tax expense that occurred as a result of the implementation of new retail base rates.

Cleco Midstream Resources

- **Evangeline's results decreased earnings by $0.02 per share compared to the first quarter of 2010** primarily due to lower tolling revenue due to the Evangeline restructuring and pricing of a new tolling agreement. This decrease was partially offset by lower interest charges.

- **Acadia's results increased earnings by $0.04 per share compared to the first quarter of 2010** primarily due to lower maintenance expenses and higher revenue.

For a discussion of other transactions affecting the results of Cleco Midstream, please refer to "Operational Earnings Adjustments – Gains from Evangeline and Acadia Unit 1 Transactions" below.

Corporate and Other

- **Higher interest charges decreased earnings by $0.01 per share compared to the first quarter of 2010** primarily due to a bank term loan executed in February 2010.

- **Higher income taxes decreased earnings by $0.05 per share compared to the first quarter of 2010** as a result of $0.07 per share to record tax expense at the consolidated projected annual effective tax rate. This increase was partially offset by $0.02 per share for miscellaneous tax items.

Operational Earnings Adjustments:

Cleco's management uses operational earnings per share to evaluate the operations of Cleco and to establish goals for management and employees. Management believes this presentation is appropriate and enables investors to more accurately compare Cleco's operational financial performance over the periods presented. Operational earnings as presented here may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of operational earnings per share to reported GAAP earnings per share.

Reconciliation of Operational Earnings Per Share to Reported GAAP Diluted Earnings Per Share

	Diluted Earnings Per Share			
	Three months ended March 31			
	2011		2010	
Operational earnings per share	$	0.47	$	0.55
Company- and trust-owned life insurance policy adjustments		0.01		0.01
Gain from Evangeline transaction		-		1.51
Gain from Acadia Unit 1 transaction		-		0.41
Reported GAAP diluted earnings per share applicable to common stock	$	0.48	$	2.48

Reconciling adjustments from operational earnings per share to GAAP diluted earnings per share are as follows:

COLI/TOLI Adjustments

Cleco has both Company-Owned Life Insurance and Trust-Owned Life Insurance policies covering certain members of management. These policies are payable to Cleco upon death of the insured. COLI/TOLI assets are acquired at fair value and adjusted for changes in market value and any payments/redemptions of cash surrender values. The resulting adjustments for these items increased earnings by $0.01 per share for the first quarters of 2011 and 2010. Cleco is unable to predict changes in the market values and amounts of cash surrender values of these policies and management does not consider these adjustments to be a component of operational earnings.

Gains from Evangeline and Acadia Unit 1 Transactions

On Feb. 22, 2010, the then existing Evangeline tolling agreement was terminated and a new tolling agreement was executed with the same counterparty resulting in the recognition of a gain of $1.51 per share for 2010. On Feb. 23, 2010, Cleco Power's acquisition of Acadia Unit 1 and half of Acadia Power Station's common facilities was completed resulting in the recognition of a gain of $0.41 per share for 2010. Because these are one-time gains, management does not consider these adjustments to be components of operational earnings.

Cleco management will discuss the company's first-quarter 2011 results during a conference call scheduled for 11 a.m. Eastern time (10 a.m. Central time) Thursday, May 5, 2011. The call will be webcast live on the Internet. A replay will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "Investor Relations" and then "Cleco Corp. 2011 First-Quarter Earnings Webcast."

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company, Cleco Power LLC, which serves about 279,000 retail customers across Louisiana. Cleco also operates a wholesale energy business, Cleco Midstream Resources LLC. For more information about Cleco, visit www.cleco.com.

(Unaudited)	For the three months ended March 31					
	(million kWh)			(thousands)		
	2011	**2010**	**Change**	**2011**	**2010**	**Change**
Electric Sales						
Residential	960	1,040	(7.7)%	$ 67,190	$ 46,498	44.5 %
Commercial	594	591	0.5 %	44,092	29,563	49.1 %
Industrial	554	544	1.8 %	20,650	14,160	45.8 %
Other retail	33	35	(5.7)%	2,466	1,757	40.4 %
Surcharge	-	-	-	1,717	4,195	(59.1)%
Other	-	-	-	(1,711)	(975)	(75.5)%
Total retail	2,141	2,210	(3.1)%	134,404	95,198	41.2 %
Sales for resale	446	476	(6.3)%	11,939	8,783	35.9 %
Unbilled	(165)	(124)	(33.1)%	(12,269)	10,967	(211.9)%
Total retail and wholesale customer sales	2,422	2,562	(5.5)%	$134,074	$114,948	16.6 %

CLECO CORP.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(Unaudited)

For the three months ended March 31	2011	2010
Operating revenue		
Electric operations	$ **238,468**	$ 252,798
Tolling operations	**2,781**	7,464
Other operations	**12,728**	10,876
Affiliate revenue	**147**	1,149
Gross operating revenue	**254,124**	272,287
Electric customer credits	**(434)**	-
Operating revenue, net	**253,690**	272,287
Operating expenses		
Fuel used for electric generation	**96,968**	94,582
Power purchased for utility customers	**8,449**	48,219
Other operations	**27,662**	26,654
Maintenance	**16,809**	13,837
Depreciation	**29,098**	24,253
Taxes other than income taxes	**9,460**	8,802
Loss on sales of assets	**10**	39
Total operating expenses	**188,456**	216,386
Operating income	**65,234**	55,901
Interest income	**115**	162
Allowance for other funds used during construction	**1,978**	9,805
Equity income from investees	**611**	37,847
Gain on toll settlement	**-**	148,402
Other income	**1,205**	1,079
Other expense	**(1,318)**	(925)
Interest charges		
Interest charges, including amortization of debt expenses, premium, and discount, net of capitalized interest	**27,328**	26,007
Allowance for borrowed funds used during construction	**(714)**	(3,572)
Total interest charges	**26,614**	22,435
Income before income taxes	**41,211**	229,836
Federal and state income tax expense	**12,195**	79,866
Net income	**29,016**	149,970
Preferred dividends requirements, net of tax	**12**	12
Net income applicable to common stock	$ **29,004**	$ 149,958
Average number of basic common shares outstanding	**60,576,004**	60,326,020
Average number of diluted common shares outstanding	**60,904,867**	60,581,060
Basic earnings per share		
Net income applicable to common stock	$ **0.48**	$ 2.49
Diluted earnings per share		
Net income applicable to common stock	$ **0.48**	$ 2.48
Cash dividends paid per share of common stock	$ **0.25**	$ 0.225

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CLECO CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(Unaudited)

	At March 31, 2011	At Dec. 31, 2010
Assets		
Current Assets		
Cash and cash equivalents	$ 137,191	$ 191,128
Accounts receivable, net	85,738	92,197
Other current assets	271,506	325,525
Total Current Assets	494,435	608,850
Property, plant and equipment, net	2,800,500	2,784,225
Equity investment in investees	87,343	86,732
Prepayments, deferred charges and other	675,633	681,603
Total Assets	$ 4,057,911	$ 4,161,410
Liabilities		
Current Liabilities		
Short-term debt	$ 150,000	$ 150,000
Long-term debt due within one year	12,683	12,269
Accounts payable	90,676	125,923
Other current liabilities	240,702	189,489
Total Current Liabilities	494,061	477,681
Deferred credits	852,321	965,813
Long-term debt, net	1,377,684	1,399,709
Total Liabilities	2,724,066	2,843,203
Shareholders' Equity		
Preferred stock	1,029	1,029
Common shareholders' equity	1,344,171	1,328,816
Accumulated other comprehensive loss	(11,355)	(11,638)
Total Shareholders' Equity	1,333,845	1,318,207
Total Liabilities and Shareholders' Equity	$ 4,057,911	$ 4,161,410

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparty, the performance of the tolling agreement by such counterparty, the completion of the Acadiana Load Pocket project, the impact of the global economic environment, and other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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